Voltaic Marine, Inc.



ANNUAL REPORT

4145 S.W. Watson, Suite 350

Beaverton, OR 97005

(503) 868-0399

http://voltaicmarine.com/

This Annual Report is dated May 10, 2024.

BUSINESS

Voltaic Marine, Inc. ("Voltaic Marine" or the "Company") is a C-Corp organized under the laws of the state of Delaware.

Voltaic Marine as a Boat Brand will build recreational boats focused on Clean Energy Propulsion. The main revenue strategy is selling Boats to dealerships or directly to end customers depending on the territory/scenario. Plans include offering the battery, propulsion architecture, and software to the industry for other brands or end customers to license or purchase. Voltaic Marine's first focus on Water Sports, Aluminum Hull, and purpose-built clean energy propulsion is a unique niche in the market and sets Voltaic Marine apart. Voltaic Marine will expand its lineup of Boat Models to accommodate multiple segments and use cases in the Marine Industry.

Corporate History & Related Entities

The Company was initially organized as Voltaic, LLC, an Oregon limited liability company on September 18, 2019, then formed Voltaic Marine, Inc., a Delaware corporation on December 16, 2022, effective on January 1, 2023. The majority of company assets were then transferred from Voltaic, LLC to Voltaic Marine, Inc. with Voltaic, LLC retaining ownership of the company IP.

Our parent company, Voltaic, LLC, was founded in Oregon in 2019. Voltaic Marine, Inc. has been a 90% owned (undiluted) or wholly-owned subsidiary of Voltaic, LLC since 2023. The parent company owns and exclusively licenses key IP to Voltaic Marine, Inc., and will be reimbursed for maintenance fees.

Use of Intellectual Property ("IP")

The Company has an exclusive licensing agreement with Voltaic, LLC to use Voltaic, LLC's design patents, utility patents, trademarks, domain names, social media accounts, software, and source code.

The Company was granted a royalty-free, exclusive, worldwide, and perpetual right, and license to exploit the Licensed Rights, in exchange for the reimbursement to the Licensor of all future development and maintenance costs related to the Intellectual Property. Design Patent Application Number 29/823,252 filed January 14, 2022, Utility Patent Application Number 17/576.013 filed January 14, 2022, Class 9 and 12 Trademark Reg. No. 6,755,514 filed June 07, 2022, U.S. from Voltaic, LLC. In addition, Voltaic, LLC has developed other IP, including domain names, social media accounts, software, and source code.

Previous Offerings

Name: Common Stock

Type of security sold: Equity

Final amount sold: $6,931,217.00

Number of Securities Sold: 24,570,071

Use of proceeds: Stock and asset transfer from Voltaic LLC.

Date: January 26, 2023

Offering exemption relied upon: Section 4(a)(2)

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2023 Compared to 2022

Revenue

Revenue for the fiscal year 2023 was $0. The Company did not offer to sell any product and is considered in the pre-revenue, pre-prototype phase. We believe that funding in 2024 will allow the Company to manufacture a prototype, raise more funds, take on sales and begin manufacturing production.

Cost of sales

In 2023 the Company did not have sales. The Company did not expect any sales in 2023 due to being pre-revenue, pre-prototype, and not offering any product for sale in 2023.

Gross margins

In 2023, the Company did not have gross profit. The Company did not offer any products for sale or accept payments.

Expenses

The Company incurred 201,117.54 in expenses in 2023. This included General/Admin, R&D, Operating, and Professional expenses

Historical results and cash flows:

We are of the opinion the historical cash flows will not be indicative of the revenue and cash flows expected for the future because the Company has not offered a product for sale previously. Our internal projections point to expected sustainable sales growth from industry interest and comparisons to other electric boat companies. Past cash was primarily generated through equity investments from the founder.

Our goal is to grow to over 5,115 boats a year in sales by year 7, 1.7% of the US market. The market size for Global Recreational Boating is healthy and with expanding model lineups, the Company will be able to expand further into the $230 Billion Industry. Given the growth of electric vehicles in the automotive industry and bans on new future fossil fuel sales, we believe there will be healthy growth in the electric boating market, projected to grow to $14.9 Billion by 2030.

Liquidity and Capital Resources

At December 31, 2023, the Company had cash of $77,901.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

The Company does not have any material terms of indebtedness.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Richard Hau Phamdo

Positions and offices currently held with the issuer:

Position: Founder / CEO

Dates of Service: January, 2023 - Present

Name: Cody Covey

Positions and offices currently held with the issuer:

Position: COO

Dates of Service: July, 2023 - Present

Name: Thomas Reed Stevens

Positions and offices currently held with the issuer:

Position: CCO

Dates of Service: January, 2023 - Present

Name: Will Stewart

Positions and offices currently held with the issuer:

Position: CTO

Dates of Service: July, 2023 - Present

Name: Jonathan Yin

Positions and offices currently held with the issuer:

Position: CSCO

Dates of Service: July, 2023 - Present

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2023, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Common Stock
Stockholder Name: Voltaic LLC (Richard Phamdo acting as Manager and owns 90% undiluted)
Amount and nature of Beneficial ownership: 23,034,439
Percent of class: 38%

Title of class: Common Stock
Stockholder Name: Cody Covey
Amount and nature of Beneficial ownership: 11,544,874
Percent of class: 19%

Title of class: Common Stock
Stockholder Name: Reed Stevens
Amount and nature of Beneficial ownership: 10,323,898
Percent of class: 17%

Title of class: Common Stock
Stockholder Name: Jonathan Yin
Amount and nature of Beneficial ownership: 10,195,929
Percent of class: 17%

Title of class: Common Stock
Stockholder Name: Others (Advisors, Employees, etc)

Amount and nature of Beneficial ownership: 4,467,755
Percent of class: 9%

RELATED PARTY TRANSACTIONS

Name of Entity: Voltaic LLC

Names of 20% owners: Richard Hau Phamdo

Relationship to Company: 20%+ Owner

Nature / amount of interest in the transaction: Exchange Shares. Subject to the terms and conditions set forth herein, in exchange for the Assets, Transferee shall issue Transferor, 24,570,071 shares of Transferee's Common Stock (the "Shares").

Material Terms: License Grant. Subject to the conditions set forth in this Agreement, Licensor hereby grants to Licensee a royalty free, exclusive, worldwide and perpetual right and license to exploit the Licensed Rights, in exchange for the reimbursement to Licensor of all future development and maintenance costs related to the Intellectual Property.

OUR SECURITIES

Common Stock

The amount of security authorized is 60,795,417 with a total of 23,101,042 outstanding with a stock option pool of 37,694,375.

What it means to be a minority holder

As a minority holder of [Security Name] of the Company, you will have limited rights in regard to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

Risks and Uncertainties The Company has a limited operating history and has not generated revenue from intended operations. The Company's business and operations are sensitive to general business and economic conditions in the U.S. and worldwide along with local, state, and federal governmental policy decisions. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include: The Below. These adverse conditions could affect the Company's financial condition and the results of its operations. Our business projections are only projections There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business. Any valuation at this stage is difflcult to assess The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven s tock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. Your investment could be illiquid for a long time You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More impo1tantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. However, that may never happen or it may happen at a price that results in you losing money on this investment. We may not have enough Capital as needed and may be required to raise more Capital. We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. Jf we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment. Tenns of subsequent financings may adversely impact your investment We will likely need to engage in comn1on equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred s tock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share. Projections: Forward Looking Information Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed. We may never have an operational product or service It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon Company's making a determination that the business model, or some other factor, wi ll not be in the best interest of Company and its stockholders/members/creditors. All of our products are still in prototype phase and might never be operational products It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders. Developing new products and technologies entails significant risks and uncertainties We are currently in the research and development stage and have only manufactured a prototype for our product. Delays or cost overruns in the development of our product and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations. You are trusting that management will make the best decision for the company You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment. We face significant market competition We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify. We are competing against other recreational activities Although we are a unique company that caters to a select market, we do compete against other recreational activities. Our business growth depends on the market interest in the Company over other activities. We are an early stage company and have not yet generated any profits Voltaic Marine was formed on December 16, 2022. Accordingly, the Company has a limited history upon which an evaluation of its perfo1mance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. Vie will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Voltaic Marine has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares. We have pending patent approval's that might be vulnerable One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property. Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company. The cost of enforcing our trademarks and copyrights could prevent us from enforcing them Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, ifwe are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected. The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business To be successful, the Company requires capable people to run its day-to-day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. \'le may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment. Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time Our ability to sell products is dependent on the outside government regulation such as the FDA (Food and Drug Administration), FTC (Federal Trade Commission), and other relevant government laws and regulations. The laws and regulations concerning the selling of products may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected. We rely on third parties to provide services essential to the success of our business We rely on third parties to provide a variety of essential business functions for us, includ ing manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties wi ll fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance. The Company is vulnerable to hackers and cyber-attacks As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platfom1. Further, any significant disruption in service on Voltaic Marine or in its computer systems could reduce the attractiveness of the platfo1m and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on Voltaic Ma1ine could harm our reputation and materially negatively impact our financial condition and business. If our products fail to perform as expected, we may have to recall them and our ability to develop, market and sell our products could be harmed. Our products may contain defects in design and manufacture that may cause them not to perform as expected or that may require repair. There can be no assurance that we will not be required to recall any products in the future. There can be no assurance that we will be able to detect and fix any defects in our products prior to their sale. Any product defects or any other failure of our products to perform as expected could harm our reputation and result in adverse publicity, lost revenue, delivery delays, product recalls, product liability claims, harm to our brand and reputation, and significant warranty and other expenses, and could have a material adverse impact on our business, financial condition, operating results and prospects. We are exposed to risks associated with product liability claims in the event that the use or installation of our products results in injury or damage. Since our products are electricity-delivering devices and our boats have fast moving blades, it is possible that users or services providers, could be injured or killed by our products, whether by product malfunctions, defects, improper installation or other causes. As a manufacturer of products that are used by consumers, we face an inherent risk of exposure to product liability claims or class action suits in the event that the use of the products we sell or install results in injury or damage. Moreover, to the extent that a claim is brought against us we may not have adequate resources in the event of a successful claim against us. The successful assertion of product liability claims against us could result in potentially significant monetary damages and, if our insurance protection is inadequate, to the extent we hold applicable insurance coverage, could require us to make significant payments.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1)   to the Company;

(2)   to an accredited investor;

(3)   as part of an offering registered with the SEC; or

(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on May 10, 2024.

Voltaic Marine, Inc.

By   /s/ *Richard Phamdo*

Name: <u>Voltaic Marine, Inc.</u>

Title: Founder/CEO

Exhibit A

FINANCIAL STATEMENTS

Voltaic Marine, Inc.

FINANCIAL STATEMENT
(UNAUDITED)

AS OF
December 31st, 2023

Voltaic Marine, Inc.
Index to Financial Statement
(unaudited)

Voltaic Marine, Inc.
BALANCE SHEET
AS OF 12/31/2023
(unaudited)

See attached excel sheet named *"VOLTAIC MARINE INC_FINANCIAL STATEMENTS_12.31.2023 (002)"*

Voltaic Marine, Inc.
INCOME STATEMENT
AS OF 12/31/2023
(unaudited)

See attached excel sheet named *"VOLTAIC MARINE INC_FINANCIAL STATEMENTS_12.31.2023 (002)"*

NOTE 1 – NATURE OF OPERATIONS

Voltaic Marine, Inc. was formed on January 1st, 2023 ("Inception") in the State of Delaware. The financial statements of Voltaic Marine, Inc. (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Beaverton, Oregon.

Voltaic Marine, Inc. is an Electric Boat company focused on decarbonization of the recreational boat industry through innovative design and battery architecture that accelerates the adoption of clean-energy-propulsion watercraft. Our philosophy is rooted in a ground-up design approach, unique combination of advanced battery systems and hull design, creating the most optimized EV vessels, achieving superior performance.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP").

Use of Estimates
The preparation of balance sheet in conformity with US GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of revenues and expenses during the reporting period. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a

liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

> Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

> Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

> Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of Inception. Fair values were assumed to approximate carrying values because of their short term in nature or they are payable on demand.

Risks and Uncertainties
The Company has a limited operating history and has not generated revenue from intended operations. The Company's business and operations are sensitive to general business and economic conditions in the U.S. and worldwide along with local, state, and federal governmental policy decisions. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include: The Below. These adverse conditions could affect the Company's financial condition and the results of its operations.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a
competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.
Any valuation at this stage is difflcult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven s tock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More impo1tantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. However, that may

never happen or it may happen at a price that results in you losing money on this investment.

We may not have enough C3pital as needed and may be required to raise more C3pital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced
lower, your ownership percentage would be decreased with the addition of more investors. Jf we are unable
to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could
result in the Company performing below expectations, which could adversely impact the value of your investment.

Tenns of subsequent financings may adversely impact your investment
We will likely need to engage in comn1on equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred s tock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual
results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

We may never have an operational product or service
It is possible that there may never be an operational product or that the product may never be used to engage
in transactions. It is possible that the failure to release the product is the result of a change in business model
upon Company's making a determination that the business model, or some other factor, wi ll not be in the best interest of Company and its stockholders/members/creditors.

All of our products are still in prototype phase and might never be operational products
It is possible that there may never be an operational product or that the product may never be used to

engage

in transactions. It is possible that the failure to release the product is the result of a change in business model

upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Developing new products and technologies entails significant risks and uncertainties
We are currently in the research and development stage and have only manufactured a prototype for our product. Delays or cost overruns in the development of our product and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

We face significant market competition
We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are competing against other recreational activities
Although we are a unique company that caters to a select market, we do compete against other recreational

activities. Our business growth depends on the market interest in the Company over other activities.

We are an early stage company and have not yet generated any profits
Voltaic Marine was formed on December 16, 2022. Accordingly, the Company has a limited history upon which an evaluation of its perfo1mance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations

in operating results as the Company reacts to developments in its market, managing its growth and the entry

of competitors into the market. *Vie* will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Voltaic Marine has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We have pending patent approval's that might be vulnerable
One of the Company's most valuable assets is its intellectual property. The Company's intellectual property

such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors
will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially
and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them
Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
To be successful, the Company requires capable people to run its day-to-day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions
when we need them. \'Ie may also make hiring mistakes, which can be costly in terms of resources spent in
recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time
Our ability to sell products is dependent on the outside government regulation such as the FDA (Food and Drug Administration), FTC (Federal Trade Commission), and other relevant government laws and regulations. The laws and regulations concerning the selling of products may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected.

We rely on third parties to provide services essential to the success of our business

We rely on third parties to provide a variety of essential business functions for us, includ ing manufacturing,

shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that

some of these third parties wi ll fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks

As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platfom1. Further, any significant disruption in service on Voltaic Marine or in its computer systems could reduce the attractiveness of the platfo1m and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on

our technology provider or on Voltaic Ma1ine could harm our reputation and materially negatively impact our financial condition and business.

If our products fail to perform as expected, we may have to recall them and our ability to develop, market and sell our products could be harmed.

Our products may contain defects in design and manufacture that may cause them not to perform as expected or that may require repair. There can be no assurance that we will not be required to recall any products in the future. There can be no assurance that we will be able to detect and fix any defects in our products prior to their sale. Any product defects or any other failure of our products to perform as expected

could harm our reputation and result in adverse publicity, lost revenue, delivery delays, product recalls, product liability claims, harm to our brand and reputation, and significant warranty and other expenses, and

could have a material adverse impact on our business, financial condition, operating results and prospects.

We are exposed to risks associated with product liability claims in the event that the use or installation of our products results in injury or damage.

Since our products are electricity-delivering devices and our boats have fast moving blades, it is possible that users or services providers, could be injured or killed by our products, whether by product malfunctions,

defects, improper installation or other causes. As a manufacturer of products that are used by consumers, we face an inherent risk of exposure to product liability claims or class action suits in the event that the use of the products we sell or install results in injury or damage. Moreover, to the extent that a claim is brought

against us we may not have adequate resources in the event of a successful claim against us. The successful

assertion of product liability claims against us could result in potentially significant monetary damages and,

if our insurance protection is inadequate, to the extent we hold applicable insurance coverage, could require

8

us to make significant payments.

Cash and Cash Equivalents
For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition
The Company will recognize revenues from transactions when (a) pervasive evidence that an agreement exists

Income Taxes
The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

Concentration of Credit Risk
The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be creditworthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Recent Accounting Pronouncements
The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our balance sheet.

NOTE 3 – COMMITMENTS AND CONTINGENCIES

The Company is not currently involved with, and does not know of any pending or threatening litigation against the Company or its member.

NOTE 4 – STOCKHOLDERS' EQUITY

Common Stock
We have authorized the issuance of 61,000,000 shares of our common stock with par value of $0.00001. As of September 19, 2023 the company has currently issued 59,566,304 shares of our common stock.

5 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after December 31, 2021 through December

31, 2023, the issuance date of these financial statements. There have been no other events or transactions during this time which would have a material effect on these financial statements.

NOTE 1 – NATURE OF OPERATIONS

Voltaic Marine, Inc. was formed on January 1st, 2023 ("Inception") in the State of Delaware. The financial statements of Voltaic Marine, Inc. (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Beaverton, Oregon.

Voltaic Marine, Inc. is an Electric Boat company focused on decarbonization of the recreational boat industry through innovative design and battery architecture that accelerates the adoption of clean-energy-propulsion watercraft. Our philosophy is rooted in a ground-up design approach, unique combination of advanced battery systems and hull design, creating the most optimized EV vessels, achieving superior performance.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2022 and 2023. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Cash and Cash Equivalents

For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition

The Company will recognize revenues from when (a) persuasive evidence that an agreement exists

Stock Based Compensation

The Company accounts for stock options issued to employees under ASC 718 Share-Based Payment. Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as expense over the employee's requisite vesting period. The fair value of each stock option or warrant award is estimated on the date of grant using the Black-Scholes option valuation model.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 Equity. The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to stock-based compensation expense and credited to additional paid-in capital.

Income Taxes

The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax in the United States ("U.S.") and files tax returns in the U.S. Federal jurisdiction and Oregon state jurisdiction. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for all periods since Inception. The Company currently is not under examination by any tax authority.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

NOTE 3 – DEBT

Debt is paid in full as incurred.

NOTE 4 – COMMITMENTS AND CONTINGENCIES

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers.

NOTE 5 – STOCKHOLDERS' EQUITY

Common Stock
We have authorized the issuance of 61,000,000 shares of our common stock with par value of $0.00001. As of September 19, 2023 the company has currently issued 59,566,304 shares of our common stock.

NOTE 6 – RELATED PARTY TRANSACTIONS

Intentionally omitted

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after December 31, 2021 through December 31, 2023, the issuance date of these financial statements. There have been no other events or transactions during this time which would have a material effect on these financial statements.


VOLTAIC MARINE, INC
STATEMENT OF STOCKHOLDERS EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2023
(UNAUDITED)


	CAPITAL STOCK		APIC		TOTAL
	SHARES	AMOUNT			
Balance- January 03, 2023 (inception)					
	59,566,304	$109,402	$78,882		
Net Income (Loss)				($129,236)	
Balance-December 31,2023	**59,566,304**	**109,402**	**78,882**	**($129,236)**	**59,048.48**

VOLTAIC MARINE, INC
BALANCE SHEET
FROM INCEPTION ON JANUARY 01, 2023 TO DECEMBER 31, 2023
(UNAUDITED)

ASSETS

Current Assets
  Cash   55,680.38
  Accounts Receivable   3,368.10
  Total Current Assets   59,048.48

    TOTAL ASSETS   **59,048.48**

LIABILITIES AND STOCKHOLDERS EQUITY

Liabilities
  Current Liabilities

    Total Current Liabilities

  Long Term Liabilities

    TOTAL LIABILITIES

Stockholders' Equity

  Capital Stock
    Common Stock; 61,000,000 authorized, $.00001 par value   109,402.00
     value 59,566,304 issued and outstanding
    Additional Paid In Capital   78,882.02
  Contributed Capital

Retained Earnings

Net Income   (129,235.54)

TOTAL EQUITY   **59,048.48**

TOTAL LIABILITIES AND STOCKHOLDERS EQUITY   **59,048.48**

VOLTAIC MARINE, INC
STATEMENT OF OPERATIONS
FROM INCEPTION ON JANUARY 01, 2023 TO DECEMBER 31, 2023
(UNAUDITED)

Ordinary Income/Expense

Operating Revenue	0.00

Expense

General & Administrative	68,569.79
Research & Development	48,480.75
Operating Expenses	65,289.94
Professional Fees	18,777.06
Total Expenses	201,117.54
Net Operating Income (Loss)	(201,117.54)

Other Income/Expense

Grant Revenue	71,882.00
Net Income (Loss)	**(129,235.54)**

VOLTAIC MARINE, INC
Cash Flow Statement

For the Year Ending	12/31/2023
Cash at Beginning of Year	0

Operations

Cash receipts from

Customers	
Other Operations	

Cash paid for

R&D purchases	(48,481)
General operating and administrative expenses	(133,860)
Interest	
Income taxes	
Net Cash Flow from Operations	**(182,340)**

Investing Activities

Cash receipts from

Sale of property and equipment	
Collection of principal on loans	
Sale of investment securities	

Cash paid for

Purchase of property and equipment	
Making loans to other entities	
Purchase of investment securities	
Net Cash Flow from Investing Activities	**0**

Financing Activities

Cash receipts from

Investments	109,502
Grants	71,858
Donations	78,882
Issuance of stock	

	Borrowing	
Cash paid for		
	Repurchase of stock (treasury stock)	
	Repayment of loans	
	Dividends	
Net Cash Flow from Financing Activities		260,242
Net Increase in Cash		**77,901**
	Cash at End of Year	77,901

I, Richard Phamdo, the CEO of Voltaic Marine, Inc. hereby certify that the financial statements of Voltaic Marine, Inc. and notes thereto for the periods ending 2023 and 2022 included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

Voltaic Marine, Inc. has not yet filed its federal tax return for 2023. Voltaic Marine, Inc. was not in existence for the previous tax year of 2022.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the 22nd of April 2024.

Richard Phamdo (Signature)

CEO

04/22/2024 (Date)

CERTIFICATION

I, Richard Phamdo, Principal Executive Officer of Voltaic Marine, Inc., hereby certify that the financial statements of Voltaic Marine, Inc. included in this Report are true and complete in all material respects.

Richard Phamdo

Founder/CEO